Exhibit 99.1

Cascades reports Fourth quarter and Full Year 2011 results

February 23, 2012 – Kingsey Falls, Quebec - Cascades Inc. (TSX: CAS), a leader in the recovery and manufacturing of green packaging and tissue paper products, announces its unaudited financial results for the three-month period and the fiscal year ended December 31, 2011.

(All amounts in this press release are in Canadian dollars unless otherwise indicated)

Fiscal Year 2011 Strategic Highlights

•	Modernization measures:

•	Construction kick-off for the new, state-of-the-art, Greenpac containerboard mill located in Niagara Falls (New York).

•	Start-up of a new Atmos tissue machine to produce Premium and Ultra quality tissue papers.

•	Modernization of the equipment at the Kingsey Falls moulded pulp mill, the Breakeyville and Auburn deink pulp mills, and the Winnipeg and Cobourg folding carton plants.

•	Restructuration measures:

•	Divestiture of Dopaco for US$395 million, the Avot-Vallée white-top linerboard plant and the Versailles and Hebron boxboard facilities.

•	Consolidation of corrugated box operations in New England.

•	Closure of the Burnaby containerboard facility, the Leominster and Le Gardeur corrugated box facilities and of the East-Angus pulp mill.

•	Capital optimization measures:

•	Acquisition of Papersource, a leading tissue paper converter.

•	Increase of our interest in Reno De Medici (“RdM”) to close to 45%, the second largest European producer of coated recycled boxboard.

•	2.1 million shares redeemed (2.1% of shares outstanding) at an average price of $5.22.

Fiscal year highlights

•	Total sales increased by 14 % compared to 2010 (including the impact of acquisitions and divestitures).

•	Total shipments up 15 % compared to 2010 (including the impact of acquisitions and divestitures).

•	Net earnings per share including specific items of $1.03 compared to $0.43 in 2010. Net loss per share excluding specific items of $0.14 compared to net earnings of $0.83 in 2010.

•	Operating income before depreciation and amortization (EBITDA) excluding specific items of $229 million compared to $310 million in 2010.

•	Net debt increased by 6% to $1.485 billion, including $156 million of non-recourse debt. Availability of $460 million under our revolving credit facility.

•	Appointment of Mario Plourde as Chief Operating Officer.

Fourth quarter highlights

•

Net earnings per share including specific items of $0.05 compared to a net loss of $0.21 in the previous quarter and a net loss of $0.12 in the corresponding period of last year. Net loss per share excluding specific items of $0.04 compared to a net loss of $0.02 in the previous quarter and net earnings of $0.17 in the same period of last year.

•	EBITDA excluding specific items of $51 million compared to $79 million in Q3 2011 and $72 million in Q4 2010.

•	Net debt increased by $115 million compared to previous quarter.

Financial Summary

Selected consolidated information

(in millions of Canadian dollars, except amounts per share)	2011	2010	Q4/2011	Q4/2010	Q3/2011

Sales	3,625	3,182	913	783	947
Excluding specific items [1]
Operating income before depreciation and amortization (OIBD or EBITDA)	229	310	51	72	79
Operating income	49	155	—	34	33
Net earnings (loss)	(14)	80	(4)	17	(2)
per common share	$(0.14)	$0.83	$(0.04)	$0.17	$(0.02)
Cash flow from operations (adjusted)	133	197	40	41	61
As reported
Operating income before depreciation and amortization (OIBD or EBITDA) [1]	188	258	37	45	53
Operating income (loss)	8	103	(14)	7	7
Net earnings (loss)	99	41	5	(12)	(20)
per common share	$1.03	$0.43	$0.05	$(0.12)	$(0.21)
Cash flow from operations (adjusted) [1]	126	193	35	41	60

Note 1 - see the supplemental information on non-IFRS measures.

Commenting on the annual and fourth quarter results, Mr. Alain Lemaire, President and Chief Executive Officer stated:

“After two quarters of improvements, 2011 has ended on a disappointing note. First, the decline in the cost of recycled fibre witnessed at the end of the year only began to impact results in the second half of the quarter. Then, the important increase of the cost of many of our inputs and the strength of the Canadian dollar had a significant impact on our profit margins and our capacity to generate cash flows. Two other factors also influenced the fourth quarter performance. Seasonality inherent to this quarter and softer demand experienced throughout the industry have resulted in lower shipments. Also, lower operational efficiency at certain of our production units has contributed to higher production costs and lower profitability.

Despite these unfavourable conditions, we continue to focus on what we can influence and have achieved great successes in 2011 such as the orderly progression of our Greenpac project, the start-up of the new Atmos machine in Candiac, the progressive implementation of our ERP system and performance improvements achieved at certain of our facilities without major investments. The past year was the opportunity to fine tune the execution of our strategic plan. We have demonstrated in the recent past that we can make difficult decisions to improve our operational and financial performance and we will continue to do so in order to fully profit from the impacts of more favourable market conditions when they occur.”

Results analysis for the three-month period ended December 31, 2011 (compared to the previous year)

In comparison with the same period last year, sales rose by 17% to $913 million resulting from higher selling prices, the net contribution of business acquisitions over divestitures and the full consolidation of the results of RdM since Q2 2011.

The operating income excluding specific items was nil compared to $34 million in Q4 2010. Higher selling prices and the contribution of business acquisitions were more than offset by the negative impacts of lower shipments and higher raw material costs. On a segmented basis, our tissue and European boxboard segments posted better results while our containerboard and specialty products segments experienced weaker profitability. When including specific items, the operating loss amounted to $14 million in comparison to an operating income of $7 million in the same period of last year.

In the fourth quarter of 2011, these specific items impacted our operating income and/or net earnings (before tax):

•	A reduction of net asset value of $44 million (operating income and net earnings);

•	Closure and restructuration costs of $3 million (operating income and net earnings);

•	Unrealized loss of $1 million on financial instruments (operating income and net earnings);

•	Net gain of $34 million mainly related to the Papersource transaction (operating income and net earnings);

•	Foreign exchange gain on long-term debt and financial instruments of $9 million (net earnings);

•	Other specific items increasing net earnings by $3 million.

For further details, see the two following tables on IFRS and non-IFRS measures reconciliation.

Net loss excluding specific items amounted to $4 million ($0.04 per share) in the fourth quarter of 2011 compared to net earnings of $17 million ($0.17 per share) for the same period of last year. Financing expenses were slightly lower than in Q4 2010 while the recovery of income taxes was significantly higher. Including specific items, net earnings were $5 million ($0.05 per share) compared to a net loss of $12 million ($0.12 per share) for the same quarter in 2010.

Results analysis for the three-month period ended December 31, 2011 (compared to the previous quarter)

In comparison to the previous quarter, sales decreased by 3.5% due to a 6% decrease in shipments. The favourable impacts of lower raw material prices have been offset by lower shipments.

We incurred important F/X gains on working capital items and cash flow management related to the sale of Dopaco during the third quarter of 2011 which explains the $21 million variance in EBITDA with the current quarter.

Results analysis for the fiscal year ended December 31, 2011

In comparison to last year, sales increased by 14% to $3.6 billion reflecting higher selling prices, the net contribution of business acquisitions over divestitures and the full consolidation of the results of RdM since Q2 2011. These factors were partly offset by the negative impact of a stronger Canadian dollar.

Despite higher selling prices in most of our business segments and the net contribution from acquisitions, the operating income from continuing operations excluding specific items decreased to $49 million compared to $155 million last year mainly as a result of the higher cost for raw material, energy, chemical products and transportation as well as by lower shipments. In addition, profitability suffered from lower selling prices in Canadian dollar and a 17-day business interruption at one of our tissue mill due to a flood which resulted in a $4 million financial impact. Operating income from continuing operations including specific items decreased by $95 million to $8 million.

In 2011, the net loss excluding specific items amounted to $14 million ($0.14 per share) compared to net earnings of $80 million ($0.83 per share) last year. Including specific items, net earnings reached $99 million ($1.03 per share) compared to $41 million ($0.43 per share) in 2010.

Near-term outlook

Mr. Alain Lemaire added: “Entering 2012, economic indicators are positive in North America and point to an unstable environment in Europe. Demand for our products remains volatile but we should improve our performance in comparison to the same period last year. In particular, we should benefit from the full consolidation of Reno de Medici and Papersource during the first quarter of 2012.

We expect to continue to face challenges as it relates to the volatility of raw material costs and the value of the Canadian dollar but we believe there are reasons for optimism for 2012 and future years. Indeed, since the later part of 2011, we have witnessed more favourable market conditions. From a strategic perspective, our plan still stands: modernize, restructure, optimize and innovate. We expect to begin benefiting from decisions taken as part of our strategic plan since the beginning of the year, particularly with respect to the acquisition of Papersource and the consolidation of some of our operational centers.

To execute our strategy, we plan to invest to improve our operational performance. However we will deploy our capital in a prudent and gradual way to equip Cascades with a portfolio of assets that are competitive from a manufacturing cost and product offering perspective while maintaining an acceptable level of debt. We wish to maintain our financial flexibility and expect to increase it from return generated on capital invested, working capital reduction efforts and supply chain optimization. This will allow us to pursue our growth initiatives and return value to our shareholders, as we did in the past.”

Dividend on common shares and normal course issuer bid

The Board of Directors of Cascades declared a quarterly dividend of $0.04 per share to be paid on March 23, 2012 to shareholders of record at the close of business on March 9, 2012. This dividend paid by Cascades is an “eligible dividend” as per the Income Tax Act (Bill C-28, Canada).

In 2011, Cascades purchased for cancellation 2,057,563 shares at an average price of $5.22 representing an aggregate amount of approximately $10.8 million.

Transition to International Financial Reporting Standards (IFRS)

All financial information, including comparative figures pertaining to Cascades’ 2010 results, has been prepared in accordance with International Financial Reporting Standards (IFRS). Until December 31, 2010, the Corporation prepared its consolidated financial statements and interim financial statements in accordance with Canadian generally accepted accounting principles (GAAP). Comparative figures presented pertaining to Cascades’ 2010 results have been restated to be in accordance with IFRS. A reconciliation of certain comparative figures from previous GAAP to IFRS is provided in the Fourth Quarter results investor presentation. For further details, please refer to the investor presentation on the impact of adoption of IFRS, the fourth quarter 2011 report and the 2010 annual report. These documents are available at www.cascades.com/investors.

Supplemental information on non-IFRS measures

Operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations are not measures of performance under IFRS. The Corporation includes operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations because they are measures used by management to assess the operating and financial performance of the Corporation’s operating segments. Additionally, the Corporation believes that these items provide additional measures often used by investors to assess a corporation’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations do not represent, and should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with IFRS, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with IFRS excluding the change in working capital components.

Operating income before depreciation and amortization excluding specific items, earnings before interests, taxes, depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items and cash flow from operations excluding specific items are non-IFRS measures. The Corporation believes that it is useful for investors to be aware of specific items that have adversely or positively affected its IFRS measures, and that the above mentioned non-IFRS measures provide investors with a measure of performance with which to compare its results between periods without regard to these specific items. The Corporation’s measures excluding specific items have no standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gains or losses on sale of business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings (loss), which is a performance measure defined by IFRS is reconciled below to operating income, operating income excluding specific items and operating income before depreciation excluding specific items or earnings before interests, taxes, depreciation and amortization excluding specific items:

(in millions of Canadian dollars)	2011	2010	Q4/2011	Q4/2010	Q3/2011

Net earnings (loss)	99	41	5	(12)	(20)
Net loss (earnings) from discontinued operations	(114)	(21)	(1)	(1)	2
Non-controlling interest	(3)	2	—	1	(3)
Share of results of associates and joint ventures	(14)	(27)	(3)	(4)	(1)
Provision for (recovery of) income taxes	(56)	(6)	(31)	(8)	10
Foreign exchange loss (gain) on long-term debt and financial instruments	(4)	4	(9)	5	(5)
Loss on long-term debt refinancing	—	3	—	—	—
Financing expense	100	107	25	26	24

Operating income (loss)	8	103	(14)	7	7
Specific items:
Loss (gain) on disposal and others	(48)	15	(38)	—	—
Inventory adjustment resulting from business acquisition	10	—	4	—	—
Net impairment loss	59	29	44	28	14
Closure and restructuring costs	8	1	3	—	1
Unrealized loss (gain) on financial instruments	12	7	1	(1)	11

	41	52	14	27	26

Operating income—excluding specific items	49	155	—	34	33
Depreciation and amortization	180	155	51	38	46

Operating income before depreciation and amortization—excluding specific items	229	310	51	72	79

The following table reconciles net earnings (loss) and net earnings (loss) per share to net earnings excluding specific items and net earnings per share excluding specific items:

	Net earnings (loss)					Net earnings (loss) per share[1]
(in millions of Canadian dollars, except amounts per share)	2011	2010	Q4/2011	Q4/2010	Q3/2011	2011	2010	Q4/2011	Q4/2010	Q3/2011

As per IFRS	99	41	5	(12)	(20)	$1.03	$0.43	$0.05	$(0.12)	$(0.21)
Specific items:
Inventory adjustment resulting from business acquisition	10	—	4	—	—	$0.08	$—	$0.04	$—	$—
Loss (gain) on disposal and others	(48)	15	(38)	—	—	$(0.55)	$0.12	$(0.40)	$—	$—
Net impairment loss	59	29	44	28	14	$0.45	$0.20	$0.34	$0.19	$0.10
Closure and restructuring costs	8	1	3	—	1	$0.06	$0.01	$0.02	$—	$0.01
Unrealized loss (gain) on financial instruments	12	7	1	(1)	11	$0.11	$0.07	$0.01	$(0.01)	$0.10
Loss on long-term debt refinancing	—	3	—	—	—	$—	$0.02	$—	$—	$—
Foreign exchange loss (gain) on long-term debt and financial instruments	(4)	4	(9)	5	(5)	$(0.04)	$0.03	$(0.08)	$0.04	$(0.05)
Share of results of significantly influenced companies and non-controlling interest	(3)	(10)	(2)	1	1	$(0.03)	$(0.11)	$(0.02)	$0.01	$0.01
Included in discontinued operations, net of tax	(108)	8	(1)	8	2	$(1.13)	$0.06	$—	$0.06	$0.02
Tax effect on specific items and other tax adjustments¹	(39)	(18)	(11)	(12)	(6)	$(0.12)	$—	$—	$—	$—

	(113)	39	(9)	29	18	$(1.17)	$0.40	$(0.09)	$0.29	$0.19

Excluding specific items	(14)	80	(4)	17	(2)	$(0.14)	$0.83	$(0.04)	$0.17	$(0.02)

[1]	Specifc amounts per share are calculated on an after-tax basis. Per share amounts of line item “ax effect on specific items and other tax adjustments” only includes the effect of tax adjustments.

The following table reconciles cash flow provided by operating activities to cash flow (adjusted) from operations excluding specific items:

	Cash flow from operations
(in millions of Canadian dollars)	2011	2010	Q4/2011	Q4/2010	Q3/2011

Cash flow provided by (used from) operating activities	104	170	102	88	41
Changes in non-cash working capital components	22	23	(67)	(47)	19

Cash flow (adjusted) from operations	126	193	35	41	60
Specific items, net of current income taxes:
Loss on long-term debt refinancing	—	3	—	—	—
Closure and restructuring costs	7	1	5	—	1

Excluding specific items	133	197	40	41	61

Founded in 1964, Cascades produces, converts and markets packaging and tissue products composed mainly of recycled fibres. The Company employs close to 11,000 men and women in close to a 100 units located in North America and Europe. Its management philosophy, its more than 45 years of experience in recycling and its continued efforts in research and development are strengths which enable Cascades to create new products for its customers. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

For further information: Media Hubert Bolduc Vice-President, Communications and Public Affairs 514 912-3790 Investors Riko Gaudreault Director, Investor relations 514 282-2697	Source: Allan Hogg Vice-President and Chief Financial Officer

Consolidated Balance Sheets

(unaudited) (in millions of Canadian dollars)	December 31, 2011	December 31, 2010	January 1, 2010
Assets
Current assets
Cash and cash equivalents	12	6	8
Accounts receivable	556	490	456
Current income tax assets	24	21	13
Inventories	516	476	467
Financial assets	6	12	14
Assets of disposal group held for sale	12	—	—

	1,126	1,005	958
Long-term assets
Investments in associates and joint ventures	221	262	260
Property, plant and equipment	1,703	1,553	1,637
Intangible assets	189	126	137
Financial assets	25	4	7
Other assets	86	92	73
Deferred income tax assets	57	82	74
Goodwill and other intangible assets with infinite useful life	324	313	315

	3,731	3,437	3,461

Liabilities and Shareholders’ Equity
Current liabilities
Bank loans and advances	90	42	50
Accounts payable and accrued liabilities	539	440	395
Current income tax liabilities	2	2	1
Provisions for contingencies and charges	26	23	24
Current portion of financial liabilities and other liabilities	20	14	7
Current portion of long-term debt	49	7	6
Revolving credit facility, renewed in 2011	—	394	—

	726	922	483

Long-term liabilities
Long-term debt	1,358	960	1,423
Provisions for contingencies and charges	33	37	31
Financial liabilities	111	83	54
Other liabilities	249	196	166
Deferred income tax liabilities	89	167	192

	2,566	2,365	2,349

Equity attributable to Shareholders
Capital stock	486	496	499
Contributed surplus	14	14	14
Retained earnings	615	576	575
Accumulated other comprehensive income (loss)	(86)	(37)	3

	1,029	1,049	1,091
Non-controlling interest	136	23	21

Total equity	1,165	1,072	1,112

	3,731	3,437	3,461

Consolidated Statements of Earnings

(unaudited)	For the 3-month periods ended December 31		For the years ended December 31
(in millions of Canadian dollars, except per share amounts and number of shares)	2011	2010	2011	2010
Sales	913	783	3,625	3,182

Cost of sales and expenses
Cost of sales (including depreciation and amortization of $51 million; $38 million; $180 million and $155 million)	819	673	3,247	2,702
Selling and administrative expenses	96	79	362	325
Loss (gain) on disposal and others	(38)	—	(48)	15
Net impairment loss and other restructuring costs	47	29	67	31
Foreign exchange loss (gain)	2	3	(19)	7
Loss (gain) on financial instruments	1	(8)	8	(1)

	927	776	3,617	3,079

Operating income (loss)	(14)	7	8	103
Financing expense	25	26	100	107
Loss on refinancing of long-term debt	—	—	—	3
Foreign exchange loss (gain) on long-term debt and financial instruments	(9)	5	(4)	4

Loss before income taxes	(30)	(24)	(88)	(11)
Recovery of income taxes	(31)	(8)	(56)	(6)
Share of results of associates and joint ventures	(3)	(4)	(14)	(27)

Net earnings (loss) from continuing operations including non-controlling interest	4	(12)	(18)	22
Net earnings from discontinued operations	1	1	114	21

Net earnings (loss) including non-controlling interest	5	(11)	96	43
Less: non-controlling interest	—	1	(3)	2

Net earnings (loss) attributable to Shareholders	5	(12)	99	41

Net earnings (loss) from continuing operations per common share
Basic	0.04	(0.14)	($0.16)	$0.21
Diluted	0.04	(0.14)	($0.16)	$0.21
Net earnings (loss) per common share
Basic	0.05	(0.12)	$1.03	$0.43
Diluted	0.05	(0.12)	$1.02	$0.42

Weighted average basic number of common shares outstanding	95,108,991	96,608,106	96,013,220	96,807,032

Net earnings (loss) attributable to Shareholders:
Continuing operations	4	(13)	(15)	20
Discontinued operations	1	1	114	21

Net earnings (loss)	5	(12)	99	41

Consolidated Statements of Comprehensive Income (Loss)

(unaudited)	For the 3-month periods ended December 31		For the years ended December 31
(in millions of Canadian dollars)	2011	2010	2011	2010
Net earnings (loss) including non-controlling interest for the period	5	(11)	96	43

Other comprehensive income (loss)
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	(35)	(31)	(28)	(49)
Change in foreign currency translation related to net investment hedging activities	20	19	6	28
Income taxes	(3)	(2)	(1)	(4)
Cash flow hedges
Change in fair value of foreign exchange forward contracts	(6)	—	(11)	1
Change in fair value of interest rate swap agreements	(15)	3	(23)	—
Change in fair value of commodity derivative financial instruments	(10)	(2)	(11)	(23)
Income taxes	12	1	14	8
Actuarial loss on post-employment benefit obligations
Change in fair value	(13)	(34)	(66)	(34)
Income taxes	3	10	17	10
Available-for-sale financial assets
Change in fair value	—	(1)	—	(1)

	(47)	(37)	(103)	(64)

Comprehensive loss including non-controlling interest for the period	(42)	(48)	(7)	(21)
Less: Comprehensive income (loss) attributable to non-controlling interest for the period	(5)	1	(8)	2

Comprehensive income (loss) attributable to Shareholders for the period	(37)	(49)	1	(23)

Comprehensive income (loss) attributable to Shareholders:
Continuing operations	(38)	(50)	(113)	(44)
Discontinued operations	1	1	114	21

Comprehensive income (loss)	(37)	(49)	1	(23)

Consolidated Statements of Equity

	For the year ended December 31, 2011
(unaudited) (in millions of Canadian dollars)	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive income ( loss)	Total equity attributable to Shareholders	Non-controlling interest	Total equity
Balance—Beginning of year	496	14	576	(37)	1,049	23	1,072
Net earnings for the year	—	—	99	—	99	(3)	96
Business acquisitions	—	—	—	—	—	129	129
Other comprehensive loss	—	—	(49)	(49)	(98)	(5)	(103)
Dividends	—	—	(15)	—	(15)	—	(15)
Stock options	1	—	—	—	1	—	1
Redemption of common shares	(11)	—	—	—	(11)	—	(11)
Acquisition of non-controlling interest	—	—	4	—	4	(7)	(3)
Dividend paid to non-controlling interest	—	—	—	—	—	(1)	(1)

Balance—End of year	486	14	615	(86)	1,029	136	1,165

	For the year ended December 31, 2010
(unaudited) (in millions of Canadian dollars)	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss)	Total equity attributable to Shareholders	Non-controlling interest	Total equity
Balance—Beginning of year	499	14	575	3	1,091	21	1,112
Net earnings for the year	—	—	41	—	41	2	43
Other comprehensive loss	—	—	(24)	(40)	(64)	—	(64)
Dividends	—	—	(16)	—	(16)	—	(16)
Stock options	—	1	—	—	1	—	1
Redemption of common shares	(3)	(1)	—	—	(4)	—	(4)

Balance—End of year	496	14	576	(37)	1,049	23	1,072

Consolidated Statements of Cash Flows

(unaudited) (in millions of Canadian dollars)	For the 3-month periods ended December 31		For the years ended December 31
	2011	2010	2011	2010
Operating activities from continuing operations
Net earnings (loss) attributable to Shareholders for the year	5	(12)	99	41
Net earnings from discontinued operations for the year	(1)	(1)	(114)	(21)

Net earnings (loss) from continuing operations	4	(13)	(15)	20
Adjustments for
Financing expense	25	26	100	107
Depreciation and amortization	51	38	180	155
Loss (gain) on disposal and others	(37)	(29)	(48)	(14)
Net impairment loss and other restructuring costs	42	44	60	45
Unrealized loss (gain) on financial instruments	1	(1)	12	7
Foreign exchange loss (gain) on long-term debt and financial instruments	(9)	5	(4)	4
Recovery of income taxes	(31)	(8)	(56)	(6)
Share of results of associates and joint ventures	(3)	(4)	(14)	(27)
Non-controlling interest	—	1	(3)	2
Net financing expense paid	(33)	(32)	(97)	(94)
Income tax paid	11	(6)	(2)	(16)
Dividend received	16	16	16	16
Others	(2)	4	(3)	(6)

	35	41	126	193
Changes in non-cash working capital components	67	47	(22)	(23)

	102	88	104	170

Investing activities from continuing operations
Purchase of investment in associates and joint ventures	(20)	(2)	(65)	(8)
Purchases of property, plant and equipment	(51)	(42)	(141)	(118)
Disposals of property, plant and equipment	22	—	32	7
Change in other assets	(6)	(8)	1	(29)
Business acquisitions, net of cash acquired	(56)	—	(60)	(3)
Proceeds on disposal of business, net of cash disposed	(2)	—	4	—

	(113)	(52)	(229)	(151)

Financing activities from continuing operations
Bank loans and advances	(25)	(12)	4	(7)
Change in revolving credit facilities	146	68	(120)	243
Purchase of senior notes	—	—	—	(165)
Increase in other long-term debt	2	1	3	1
Payments of other long-term debt	(13)	(102)	(26)	(107)
Redemption of common shares	(3)	—	(11)	(4)
Acquisition and dividend paid to non-controlling interest	(2)	—	(4)	—
Dividend paid to Corporation’s Shareholders	(3)	(4)	(15)	(16)

	102	(49)	(169)	(55)

Change in cash and cash equivalents during the period from continuing operations	91	(13)	(294)	(36)
Change in cash and cash equivalents from discontinued operations, including proceeds on disposal during the period	(92)	5	298	35

Net change in cash and cash equivalents during the period	(1)	(8)	4	(1)
Currency translation on cash and cash equivalent	2	(1)	2	(1)
Cash and cash equivalents—Beginning of period	11	15	6	8

Cash and cash equivalents—End of period	12	6	12	6

Segmented Information

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards; however, the chief operating decision-maker (“CODM”) uses this performance measure for assessing the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value.

The Corporation’s operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and assessment of the Corporation’s performance and is therefore the CODM.

In 2011, the Corporation has modified its segmented information disclosure. Containerboard manufacturing and converting activities are now presented on a consolidated basis. As well, North American manufacturing and converting boxboard activities are also presented consolidated basis while European activities are still reported as a separate sub-sector. The Corporation also changed the presentation for its specialty products, in order to reflect how management analyzes its financial information. The Corporation has reclassified comparative figures to conform to the presentation adopted.

The Corporation’s operations are managed in four segments: North American and European boxboard, containerboard, specialty products (which consist of the packaging products of the Corporation) and tissue papers.

Sales of the Corporation by reportable segment are as follows:

			SALES
(unaudited) (in millions of Canadian dollars)	For the 3-month periods ended December 31		For the years ended December 31
	2011	2010	2011	2010
Packaging products
Boxboard
North America	67	206	466	846
Europe	206	56	745	208
Discontinued operations of North America	—	(120)	(148)	(470)

	273	142	1,063	584
Containerboard	233	268	979	1,086
Specialty Products	206	201	851	786
Intersegment sales	(24)	(29)	(109)	(106)

	688	582	2,784	2,350
Tissue papers	233	212	871	853
Intersegment sales and others	(8)	(11)	(30)	(21)

Total	913	783	3,625	3,182

The operating income (loss) before depreciation and amortization of the Corporation by reportable segment are as follows:

			OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION
(unaudited)	For the 3-month periods ended December 31		For the years ended December 31
(in millions of Canadian dollars)	2011	2010	2011	2010
Packaging products
Boxboard
North America	(8)	9	(8)	63
Europe	8	4	46	8
Discontinued operations of North America	—	(16)	(12)	(59)

	—	(3)	26	12
Containerboard	—	22	61	144
Specialty products	(10)	12	16	63

	(10)	31	103	219
Tissue papers	50	17	93	84

Corporate	(3)	(3)	(8)	(45)

Operating income before depreciation and amortization	37	45	188	258

Depreciation and amortization	(51)	(38)	(180)	(155)
Financing expense	(25)	(26)	(100)	(107)
Loss on refinancing of long term debt	—	—	—	(3)
Foreign exchange gain (loss) on long term debt and financial instruments	9	(5)	4	(4)

Loss before income taxes	(30)	(24)	(88)	(11)

Purchases of property, plant and equipment by the Corporation by reportable segment are as follows:

			PURCHASES OF PROPERTY, PLANT AND EQUIPMENT
(unaudited)	For the 3-month period ended December 31		For the years ended December 31
(in millions of Canadian dollars)	2011	2010	2011	2010
Packaging products
Boxboard
North America	5	8	13	21
Europe	9	2	30	5
Discontinued operations of North America	—	(5)	(1)	(13)

	14	5	42	13
Containerboard	18	9	42	31
Specialty products	9	18	24	30

	41	32	108	74

Tissue papers	14	14	31	36
Corporate	5	2	9	17

Total purchases	60	48	148	127
Disposal of property, plant and equipment	(22)	—	(32)	(7)
Acquisition under capital-lease agreement	—	—	—	(4)

	38	48	116	116
Purchases of property, plant and equipment included in accounts payable
Beginning of year	16	14	18	13
End of year	(25)	(20)	(25)	(18)

Purchases of property, plant and equipment	29	42	109	111